OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         September 20, 2005              FACSIMILE: 212.451.2222

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BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Abby Adams

                Re:  VESTA INSURANCE GROUP, INC. (THE "COMPANY")
                     PRELIMINARY SCHEDULE 14A FILED ON JULY 14, 2005
                     FILED BY NEWCASTLE PARTNERS, L.P., NEWCASTLE CAPITAL
                     MANAGEMENT, L.P., NEWCASTLE CAPITAL GROUP, L.L.C.,
                     MARK E. SCHWARZ, JAMES C. EPSTEIN, MARK J. MORRISON
                     AND STEVEN J. PULLY (THE "NEWCASTLE GROUP")
                     -----------------------------------------------------

Dear Ms. Adams:

          We  acknowledge  receipt of the letter of comment  dated July 22, 2005 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter. We have reviewed the Comment Letter with the Newcastle Group and provide the following  supplemental  response on its behalf. Unless otherwise indicated, the page  references  below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof. Capitalized terms used herein  and not  separately  defined  have  the  meanings  given  to them in the
Preliminary  Schedule  14A. Our  responses  are numbered to  correspond  to your comments.

GENERAL

     1.   The  Staff  has  asked  the  Newcastle  Group  to  provide  copies  of additional  material  filings  in  connection  with the suit  filed by
          Newcastle  Partners in the Delaware  Court of Chancery (the  "Delaware
          Court").  On August 19,  2005,  the Court of  Chancery  held a one-day trial in the  case.  After  hearing  testimony  from  four  witnesses, including  Norman Gayle,  Vesta's CEO, Hopson Nance,  Vesta's CFO, and
          Michael  Gough, a director and chair of Vesta's Audit  Committee,  the
          Court of Chancery  gave an oral ruling that the November 22, 2005 date selected by the Board of Directors of Vesta was not the most  promptly practicable  date,  and ordered  that the  meeting  instead be held no

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September 20, 2005

          later than  November 17, 2005, a date chosen in order to give Vesta an opportunity  to  complete  and  distribute  its  annual  report to the stockholders  in  advance  of the  meeting.  The  Delaware  Court also ordered that the shares of stock  represented  at the annual  meeting, either in person or by proxy,  and  entitled  to vote at the  meeting, will constitute a quorum for the purpose of conducting business at the meeting,  whether or not such shares  would  constitute a quorum under
          Vesta's  certificate of  incorporation  or bylaws.  The Delaware Court further  ordered that Vesta must provide  notice of the annual meeting date at least 45 days prior to the date of the annual  meeting  chosen by the Board of  Directors of Vesta.  The Delaware  Court also awarded the Newcastle Group its costs as the prevailing  party in the case. In response to your request for additional material filings in connection with the case, attached please find Exhibit 1 hereto,  which is a copy of the Order and Final  Judgment  as signed by the  Delaware  Court on
          September 1, 2005.

          The  Newcastle  Group  will  provide  the  Staff  with any  additional material court filings as they become available.

     2.   In connection with Newcastle Partners' suit in the Delaware Court, the
          Delaware Court has ordered that Vesta hold its annual meeting no later than  November  17, 2005 and has ordered  that Vesta to give notice of the annual  meeting date at least 45 days prior to the annual  meeting date  chosen by the Board of  Directors  of  Vesta.  Accordingly,  the
          Newcastle Group does not believe there will be any issues with respect to distributing the proxy statement from this standpoint.

     3.   The  disclosure  has been revised as  requested.  See page 11 of Proxy
          Statement.

     4.   The Staff has asked the  Newcastle  Group to provide  support  for the chronology  of  company  statements  on pages  5-7 and any  statements relating  to the  Company's  financial  and market  performances.  The paragraphs  below  identify the sources  supporting  such  statements.
          Annotated copies of the sources are enclosed  herewith and provided to the Staff on a supplemental basis.

          (a)   "VESTA ISSUED A PRESS RELEASE  ANNOUNCING THAT THE FILING OF THE
                2004 Q3 FORM 10-Q WOULD BE DELAYED  UNTIL  NOVEMBER  16, 2004 IN
                ORDER FOR THE COMPANY TO  ESTIMATE  THE  POTENTIAL  IMPACT OF AN
                UNFAVORABLE JURY VERDICT."

                See enclosed  Exhibit 4(a),  press release issued by the Company on November 8, 2004.

          (b)   "VESTA ISSUED A PRESS RELEASE  ANNOUNCING THAT THE FILING OF THE
                2004 Q3 FORM 10-Q WOULD BE DELAYED DUE TO A $1.8  MILLION  ERROR
                IN THE  BALANCE  SHEET  THAT  OCCURRED  PRIOR TO 2003 AND  WOULD
                `IMMEDIATELY  BEGIN THE PROCESS TO  PINPOINT  THE PERIOD AND THE
                NATURE OF THE ERROR.'"

                See enclosed  Exhibit 4(b),  press release issued by the Company on November 15, 2004.

          (c)   "VESTA FILED A FORM 8-K REPORTING THAT DOCUMENTATION AND TESTING
                TO  DATE   IDENTIFIED   INTERNAL   CONTROL   WEAKNESSES  IN  THE
                DOCUMENTATION,  DESIGN AND  EFFECTIVENESS  OF INTERNAL  CONTROLS

September 20, 2005

                OVER FINANCIAL  REPORTING AND THAT THE COMPANY ALSO IDENTIFIED A
                MATERIAL WEAKNESS IN THE EFFECTIVENESS IN INTERNAL CONTROLS OVER
                FINANCIAL REPORTING AS IT RELATED TO THE COMPANY'S CONSOLIDATION
                PROCESS."

                See  enclosed  Exhibit  4(c),  Form 8-K filed by the  Company on
                November 24, 2004.

         (d)    "VESTA ISSUED A PRESS RELEASE  ANNOUNCING THAT THE FILING OF THE
                2004 Q3 FORM 10-Q WOULD BE FURTHER DELAYED. VESTA ALSO ANNOUNCED
                THAT THE FILING OF THE 2004 FORM 10-K WOULD BE DELAYED SINCE THE
                COMPANY  HAD  NOT  FINALIZED  THE  RESOLUTION  OF THE  ERROR  IT
                DISCLOSED IN NOVEMBER 2004 AND HAD NOT COMPLETED THE  ASSESSMENT
                OF THE EFFECTIVENESS OF ITS INTERNAL  CONTROLS.  VESTA DISCLOSED
                THAT IT  ANTICIPATED  THAT  THE FORM  10-K  WOULD BE FILED ON OR
                BEFORE APRIL 1, 2005."

                See enclosed  Exhibit 4(d),  press release issued by the Company on March 11, 2005.

         (e)    "VESTA ISSUED A PRESS RELEASE  ANNOUNCING THAT THE FILING OF THE
                2004 FORM 10-K WOULD BE DELAYED BEYOND APRIL 1, 2005 IN ORDER TO
                PROVIDE  ADDITIONAL  TIME  TO  FINALIZE  THE  ASSESSMENT  OF THE
                EFFECTIVENESS  OF ITS  INTERNAL  CONTROLS  AND TO  CONCLUDE  THE
                RESOLUTION  OF THE  ERROR  DISCLOSED  IN  NOVEMBER  2004.  VESTA
                DISCLOSED THAT IT NOW ANTICIPATED  THAT THE 2004 FORM 10-K WOULD
                BE FILED ON OR BEFORE APRIL 30, 2005."

                See enclosed  Exhibit 4(e),  press release issued by the Company on March 31, 2005.

         (f)    "VESTA FILED A FORM 8-K  ANNOUNCING  THAT  VESTA'S  COMPENSATION
                COMMITTEE  APPROVED THE PAYMENT OF BONUSES TO ITS 5 HIGHEST PAID
                EXECUTIVES,  INCLUDING NORMAN GAYLE,  CONSISTING OF AN AGGREGATE
                OF OVER $500,000 IN CASH AND 325,000 OPTIONS."

                See  enclosed  Exhibit  4(f),  Form 8-K filed by the  Company on
                April 20, 2005.

         (g)    "VESTA  FILED A  NOTIFICATION  WITH THE SEC THAT THE  COMPANY IS
                DILIGENTLY  WORKING  TO  PREPARE  THE 2004 Q3 FORM 10-Q AND 2004
                FORM 10-K AND AS LONG AS SUCH FILINGS WERE DELINQUENT,  IT WOULD
                ALSO BE UNABLE TO TIMELY FILE THE 2005 Q1 FORM 10-Q."

                See enclosed  Exhibit 4(g),  Form 12b-25 filed by the Company on
                May 11, 2005.

         (h)    "VESTA ISSUED A PRESS RELEASE  ANNOUNCING A REVISED  ESTIMATE OF
                THE  ACCOUNTING  ERROR.  VESTA  STATED  THAT IN THE  PROCESS  OF
                PINPOINTING  THE PERIOD AND NATURE OF THE  PREVIOUSLY  DISCLOSED
                ERROR, THE COMPANY DISCOVERED ADDITIONAL ERRORS AND NOW BELIEVED
                THE CUMULATIVE TOTAL IMPACT OF CORRECTING ALL ERRORS  DISCOVERED
                TO DATE  WILL  REDUCE  GAAP  STOCKHOLDERS'  EQUITY BY A TOTAL OF
                $11.6 MILLION  INSTEAD OF THE PREVIOUSLY  REPORTED $1.8 MILLION,
                BUT THAT THESE  ESTIMATES  WERE  SUBJECT TO CHANGE.  THE COMPANY
                ALSO STATED THAT THE COMPANY HAS IDENTIFIED  MATERIAL WEAKNESSES

September 20, 2005

                IN CEDED  REINSURANCE AND FINANCIAL  MANAGEMENT AND MAY IDENTIFY
                ADDITIONAL   MATERIAL   WEAKNESSES   AS  THE  INTERNAL   CONTROL
                ASSESSMENTS ARE COMPLETED."

                See enclosed  Exhibit 4(h),  press release issued by the Company on June 3, 2005.

         (i)    "VESTA  FILED A  NOTIFICATION  WITH THE SEC THAT THE  COMPANY IS
                DILIGENTLY  WORKING TO PREPARE THE 2004 Q3 FORM 10-Q,  2004 FORM
                10-K AND THE 2005 Q1 FORM 10-Q AND AS LONG AS SUCH  FILINGS WERE
                DELINQUENT,  IT WOULD ALSO BE UNABLE TO TIMELY  FILE THE 2005 Q2
                FORM 10-Q."

                See enclosed  Exhibit 4(i),  Form 12b-25 filed by the Company on
                August 10, 2005.

         (j)    "IN FISCAL 2001, VESTA SUSTAINED A NET LOSS OF $29,330,000."

                See enclosed  Exhibit 4(j), (k), (l), excerpt from the Form 10-K filed by the Company on March 15, 2004.

         (k)    "IN FISCAL 2002, VESTA'S NET LOSS INCREASED BY APPROXIMATELY 10%
                FROM THE PRIOR YEAR TO $32,211,000."

                See enclosed  Exhibit 4(j), (k), (l), excerpt from the Form 10-K filed by the Company on March 15, 2004.

         (l)    "IN FISCAL 2003,  VESTA'S NET LOSS  BALLOONED  BY  APPROXIMATELY
                272% FROM THE PRIOR YEAR TO $119,985,000."

                See enclosed  Exhibit 4(j), (k), (l), excerpt from the Form 10-K filed by the Company on March 15, 2004.

         (m)    "DURING  THIS THREE YEAR  PERIOD,  EXPENSES  HAVE  INCREASED  BY
                APPROXIMATELY   82%,  FROM   $361,870,000   IN  FISCAL  2001  TO
                $657,361,000 IN FISCAL 2003."

                See enclosed  Exhibit 4(m),  excerpt from the Form 10-K filed by the Company on March 15, 2004.

         (n)    "ACCORDING  TO  INFORMATION   CONTAINED  IN  MANAGEMENT'S  PROXY
                STATEMENT  FOR THE 2004  ANNUAL  MEETING  OF  STOCKHOLDERS  (THE
                "MANAGEMENT PROXY  STATEMENT"),  DURING THE PERIOD FROM DECEMBER
                31,  1998  THROUGH  DECEMBER  31,  2003,   VESTA'S  SHARE  PRICE
                PERFORMANCE  TRAILED  THE S&P  Property  &  Casualty  Index by a
                significant margin."

                See enclosed Exhibit 4(n) and (o), excerpt from the Schedule 14A filed by the Company on April 29, 2004.

         (o)    "ACCORDING TO THE MANAGEMENT PROXY STATEMENT, DURING THIS PERIOD
                AN  INVESTMENT  IN VESTA  WOULD  HAVE LOST OVER 35% OF ITS VALUE
                COMPARED TO A LOSS OF JUST OVER 11% HAD THE SAME INVESTMENT BEEN
                MADE IN THE S&P  Property  &  Casualty  Index and a loss of just over 3% had the investment been made in the S&P 500 Index."

September 20, 2005

                See enclosed Exhibit 4(n) and (o), excerpt from the Schedule 14A filed by the Company on April 29, 2004.

         (p)    "ON DECEMBER 31, 2003, THE DATE ON WHICH VESTA LAST COMPARED ITS
                SHARE PRICE TO ITS PEER GROUP  INDEXES AS DESCRIBED  ABOVE,  THE
                SHARE PRICE CLOSED AT $3.79 PER SHARE.  ON SEPTEMBER  ___, 2005,
                THE SHARE PRICE  CLOSED AT $_______  PER SHARE,  REPRESENTING  A
                SUBSTANTIAL ___% DECREASE SINCE THE BEGINNING OF 2004."

                See enclosed Exhibit 4(p),  historical  quotes available on AMEX web site.

     5.   The  disclosure  has been revised as  requested.  See page 18 of Proxy
          Statement.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

     6.   The  disclosure  has been  revised as  requested.  See page 5 of Proxy
          Statement.

     7.   The disclosure has been revised as requested.  See page 10-11 of Proxy
          Statement.  The Schedule 13D has also been amended in response to this comment.

                                    * * * * *

          In connection with responding to the Staff's comments, attached please find a  certificate  signed  by each of the  participants  containing  the three acknowledgments requested by the Staff.

          The Staff is invited to contact the  undersigned  with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          /s/ Steven Wolosky
                                          ------------------
                                          Steven Wolosky

Enclosures (sent via overnight mail)

cc:    Mark E. Schwarz

                                 ACKNOWLEDGMENT

          In  connection  with  responding  to the  comments of the Staff of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement on Schedule 14A (the "Proxy  Statement") filed by Newcastle  Partners,
L.P., Newcastle Capital Management,  L.P., Newcastle Capital Group, L.L.C., Mark
E. Schwarz,  James C. Epstein,  Mark J. Morrison and Steven J. Pully on July 14,
2005, each of the undersigned acknowledges the following that:

          o     it or he, as the case may be, is  responsible  for the  adequacy and accuracy of the disclosure in the Proxy Statement.

          o     the  Staff's  comments or changes to  disclosure  in response to
                Staff  comments do not  foreclose the SEC from taking any action with respect to the Proxy Statement.

         o      It or he, as the case may be, may not assert Staff comments as a defense  in any  proceeding  initiated  by the SEC or any person under the federal securities laws of the United States.

Dated:  September 20, 2005             NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.,
                                           its General Partner

                                       By: Newcastle Capital Group, L.L.C.,
                                           its General Partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By: Newcastle Capital Group, L.L.C.,
                                           its General Partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                       [Signature Page of Acknowledgement]

                                           /s/ Mark E. Schwarz
                                           -------------------------------------
                                           MARK E. SCHWARZ

                                           /s/ James C. Epstein
                                           -------------------------------------
                                           JAMES C. EPSTEIN

                                           /s/ Mark J. Morrison
                                           -------------------------------------
                                           MARK J. MORRISON

                                           /s/ Steven J. Pully
                                           -------------------------------------
                                           STEVEN J. PULLY